Filed by First Clover Leaf Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First Clover Leaf Financial Corp.

Commission File Number: 000-50820

First Clover Leaf Bank and First Mid-Illinois Bank & Trust, N.A.

Questions and Answers concerning the recently announced Merger.

Overview

On April 26, 2016, First Mid-Illinois Bancshares, Inc. (“First Mid”) and First Clover Leaf Financial Corp (“First Clover Leaf”) announced that they have entered into a definitive merger agreement. Pursuant to the merger agreement, First Clover Leaf will merge with and into First Mid-Illinois. Shortly following the holding company merger, First Clover Leaf Bank will merge into First Mid-Illinois Bank & Trust, N.A.. This transaction is expected to close late in the 3rd quarter or early in the 4th quarter of 2016. Combining forces means we should be able to do more to help our customers by offering more products such as Insurance, Trust, Brokerage and Farm Management, as well as helping our communities to prosper and thrive.

We know you have a lot of questions. We have put this document together to try and answer some of those questions. We are committed to keeping you well informed through this process. We are in the early stages of bringing these two organizations together, and as we learn more we will share that information with you. Please read through the Frequently Asked Questions below. While we may not know all the answers to your questions, we will work diligently to find out the answers.

Why are you doing this merger?

This merger strengthens our ability to serve our clients and positions our bank to grow as the premier community bank in the markets we serve. We will now have a much larger presence in down-state Illinois. We will have the ability to bring new products and services to our current customers, such as Insurance, Trust, Brokerage, and Farm Management Services. Both organizations share a similar commitment to personalized client service and strong community involvement. We are confident that this partnership represents a tremendous cultural and business fit, and we firmly believe it will benefit our clients and the communities where you work and live.

Additionally, we believe this merger will also provide significant value for the shareholders of both companies as we leverage the strengths of both organizations to serve our clients.

What Kind of Bank is First Mid?

First Mid was chartered in 1865 and has since grown into a more than $2 billion community-focused organization that provides financial services through a network of 46 banking centers in 33 Illinois communities. Its parent company, First Mid provides insurance services through its wholly owned subsidiary, First Mid Insurance Group.

First Mid has a more than 500 person strong team who take great pride in the company, their work and their ability to serve its customers. Their mission is to fulfill the financial needs of their communities with exceptional personal service, professionalism and integrity, and deliver meaningful value and results for customers and shareholders. In 2015, First Mid celebrated its 150th anniversary and used it as an opportunity to reinforce its commitment to its communities and its role as a community bank by donating funds to local schools. Investing in the communities its serve has long been a hallmark of First Mid and is embedded in their values.

Now that we have announced, what happens next?

We will continue to do our jobs and serve our clients. Over the next months, there is much work to be done to prepare to integrate our two companies. The closing is anticipated in the third or fourth quarter of 2016, with a system conversion occurring in early 2017. An integration team with representatives from both banks will be put in place. We ask that you be cooperative with any requests you may receive from this team.

Will we be closing any branches?

First Mid’s branch network is complementary with our branch network and the two banks have almost no overlap. However, where overlap exists, we will evaluate locations and communicate any changes in a timely manner.

How will our customers be notified?

A press release was released on April 26th at close of the day. In addition to this, we will be going to visit many of our larger customers immediately. We also plan to mail a letter to our customers announcing the merger and providing them with their own frequently asked questions and answers.

What should I say when customers ask me about the merger?

We will provide a copy of frequently asked questions for customers to all employees. Please familiarize yourself with this document to the best of your knowledge. Please assure your customers that we will continue to serve them as we have in the past and that we will communicate with them as any changes occur.

What if someone from the Media contacts me?

Only authorized First Clover Leaf Bank personnel are permitted to comment to the media. Please refer all media inquiries to Dave Kuhl or Dee McDonald. The First Mid contact is Laura ZuHone, and she may be reached at 217-258-0675 or lzuhone@firstmid.com

When will the merger close?

We anticipate that the merger will close early in the third or fourth quarter of 2016. There is a lot of work that must happen between now and then, and we must obtain approval from shareholders of both companies as well as our respective bank regulators. First Mid will also need to register the First Mid stock to be used as consideration in the merger with the Securities and Exchange Commission (“SEC”). Between now and close, we will prepare for these things to happen, and communicate along the way.

Will there be a system conversion?

Yes, there will be a system conversion for First Clover Leaf Bank teammates and clients. As we plan and work through conversion and integration, we will strive to minimize client impact.

If I have more questions about how the merger impacts me, what should I do?

Please email any additional questions to merger@fclb.com. We will compile your questions and provide as many answers as we can in the coming weeks. You may also talk to your immediate supervisor concerning any questions you have. Some details cannot be addressed before First Mid files its registration statement with the SEC while other questions may involve matters that have not been finalized or determined, as it is still early in the process.

When can I expect to find out about my job?

You should see no immediate impact to the day-to-day operations as a result of today’s announcement. It is important to remember that until the transaction is completed, First Clover Leaf Bank will continue to operate as it is, and it is business as usual. There will be many details to work through as this transaction gets finalized. Staffing needs will be evaluated over the next few months and we will provide answers at the appropriate time. Our values align and there will be good people working hard to learn how we each do business and together maximize our opportunities in the future.

Will people lose their jobs as a result of this merger?

It is simply too early in the process to make a determination about individual roles and positions.

There will likely be some reorganization as we evaluate our two banks and review staffing levels to determine what appropriate levels are for the combined organization, but none of those decisions have been made yet. We would expect that some of the reductions will occur through attrition. Our pledge to you is that we will communicate all employment decisions privately as soon as is reasonably possible.

If I am retained by First Mid, will I start over as a new employee or do I keep my seniority?

For purposes of credit under First Mid’s plans, your prior years of service with First Clover Leaf Bank will transfer over with you to First Mid.

What will happen to my medical benefits (medical, 401K, PTO, Vacation, Sick, Flex Spending)?

All First Clover Leaf Bank employee benefits will remain the same at least until the end of 2016. We will be evaluating all benefit plans and determine what benefit packages will be offered for the entire company following the merger. We understand the importance of this particular area and will give it the consideration it requires. Any changes in plans will be communicated well in advance to give employees time for consideration and decisions.

If I know my job is eliminated as of the time of the closing and I find another job and quit before the closing date, will I still get my severance payment?

If you are here at time of the merger and your job ends due to the merger, your severance agreement takes effect. If you decide to leave prior to the closing of the merger, you will not be entitled to severance.

I have a vacation scheduled later this year, will I still be able to take it?

It is business as usual at this time. All vacations are subject to the regular approval process by your supervisor.

Safe Harbor

This document may contain certain forward-looking statements, such as discussions of First Mid and First Clover Leaf’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid and First Clover Leaf intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and First Clover Leaf, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and First Clover Leaf will not be realized or will not be realized within the expected time period; the risk that integration of the operations of First Clover Leaf with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to obtain the required stockholder approvals; the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the transaction on customer relationships and operating results; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and First Clover Leaf; legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and First Clover Leaf’s loan or investment portfolios and the valuation of those investment portfolios; success in raising capital by First Mid and First Clover Leaf; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and First Clover Leaf; and accounting principles, policies and guidelines. Additional information concerning First Mid and First Clover Leaf, including additional factors and risks that could materially affect First Mid’s and First Clover Leaf’s financial results, are included in First Mid’s and First Clover Leaf’s filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Additional Information

This material is not a substitute for the registration statement on Form S-4 that First Mid will file with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of First Mid and First Clover Leaf that also constitutes a prospectus of First Mid, which will be sent to the stockholders of each of First Mid and First Clover Leaf. Stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about First Mid, First Clover Leaf and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Mid and First Clover Leaf can be obtained free of charge from the SEC’s website at www.sec.gov. These documents, when available, also can be obtained free of charge by accessing First Mid’s website at www.firstmid.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing First Clover Leaf’s website at www.firstcloverleafbank.com under the link “Investor Relations” and then under “SEC Filings.”

Alternatively, these documents, when available, can be obtained free of charge from First Mid upon written request to First Mid-Illinois Bancshares, Inc., Secretary, 1421 Charleston Avenue, P.O. Box 499, Mattoon, Illinois 61938 or by calling (217) 258-0493, or from First Clover Leaf, upon written request to First Clover Leaf Financial Corp., Corporate Secretary, 6814 Goshen Road, P.O. Box 540, Edwardsville, Illinois 62025 or by calling (618) 656-6122.

Participants in this Transaction

First Mid, First Clover Leaf and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of First Mid relating to its 2016 Annual Meeting of Stockholders filed with the SEC by First Mid on March 18, 2016 and the definitive proxy statement of First Clover Leaf relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 28, 2015. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.